Prospectus Supplement No. 4	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated April 7, 2022)	Registration No. 333-259915

Up to 19,816,610 Shares of Common Stock

Up to 9,195,000 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 3,445,000 Warrants

This prospectus supplement updates and supplements the prospectus dated April 7, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-259915). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 15, 2022 (the “Current Report on Form 8-K”). Accordingly, we have attached the Current Report on Form 8-K to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 9,195,000 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 3,445,000 shares of Common Stock that are issuable upon the exercise of 3,445,000 warrants (the “Placement Warrants”) originally issued in a private placement in connection with the initial public offering of Blue Water Acquisition Corp. (“Blue Water”) by the holders thereof and (ii) up to 5,750,000 shares of Common Stock that are issuable upon the exercise of 5,750,000 warrants (the “Public Warrants” and, together with the Placement Warrants, the “Warrants”) originally issued in the initial public offering of Blue Water by the holders thereof.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus of (i) up to 19,816,610 shares of Common Stock (including up to 3,445,000 shares of Common Stock that may be issued upon exercise of the Placement Warrants) and (ii) up to 3,445,000 Placement Warrants.

This prospectus supplement should be read in conjunction with the Prospectus as amended and supplemented to date. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The Common Stock and Public Warrants are listed on The Nasdaq Global Market (“Nasdaq”) under the symbols “CRXT” and “CRXTW,” respectively. On June 14, 2022, the closing price of the Common Stock was $0.3676 and the closing price for the Public Warrants was $0.0642.

See the section entitled “Risk Factors” beginning on page 5 of the Prospectus and under similar headings in any further amendments or supplements to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 15, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 9, 2022

CLARUS THERAPEUTICS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39802	85-1231852
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

555 Skokie Boulevard, Suite 340 Northbrook, Illinois	60062
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (847) 871-0377

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	CRXT	The Nasdaq Global Market
Warrants to purchase one share of common stock at an exercise price of $11.50	CRXTW	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On June 9, 2022, Clarus Therapeutics Holdings, Inc., or Clarus, received a written notice from the staff, or the Staff, of the Listing Qualifications Department of The Nasdaq Stock Market, or Nasdaq, notifying Clarus that, for the 32 consecutive business day period between April 25, 2022 through June 8, 2022, Clarus’s common stock had not maintained a minimum closing bid price of $1.00 per share, or the Minimum Bid Price Requirement, required for continued listing on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(a)(1). The Nasdaq letter does not result in the immediate delisting of Clarus’ common stock from The Nasdaq Global Market.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), or the Compliance Period Rule, Clarus has been provided an initial period of 180 calendar days, or until December 6, 2022, or the Compliance Date, to regain compliance with the Minimum Bid Price Requirement. If, at any time during this 180-day period, the closing bid price for Clarus’ common stock is at least $1.00 per share for a minimum of 10 consecutive business days, as required under the Compliance Period Rule, the Staff will provide written notification to Clarus that it complies with the Minimum Bid Price Requirement and the common stock will continue to be eligible for listing on The Nasdaq Global Market.

If Clarus does not regain compliance with the Minimum Bid Price Requirement by the Compliance Date, Clarus may be eligible for an additional 180 calendar day compliance period. To qualify, Clarus would be required to transfer to The Nasdaq Capital Market and meet the continued listing requirement for the market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and would need to provide written notice to Nasdaq of its intention to cure the deficiency during the additional compliance period.

If it appears to the Staff that Clarus will not be able to cure the deficiency, the Staff will provide written notice to Clarus that its common stock will be subject to delisting. At that time, Clarus may appeal the Staff’s delisting determination to a Nasdaq Hearing Panel, or the Panel. Clarus expects that its stock would remain listed pending the Panel’s decision. There can be no assurance that, if Clarus does appeal the Staff’s delisting determination to the Panel, such appeal would be successful.

Clarus intends to monitor the closing bid price of its common stock and may, if appropriate, consider available options to regain compliance with the Minimum Bid Price Requirement. However, there can be no assurance that Clarus will be able to regain compliance with the Minimum Bid Price Requirement, secure a second period of 180 days to regain compliance, or maintain compliance with any of the other Nasdaq continued listing requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLARUS THERAPEUTICS HOLDINGS, INC.

Date: June 15, 2022	By:	/s/ Robert E. Dudley
Robert E. Dudley Chief Executive Officer